Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2011

(Unaudited)

Talisman Energy Inc.
Condensed Consolidated Balance Sheets
(unaudited)

	June 30,	December 31,	January 1,
(millions of US$)	2011	2010	2010
		(note 4)	(note 4)
Assets
Current
Cash and cash equivalents (note 21)	860	1,655	1,628
Accounts receivable	1,540	1,287	1,216
Risk management (note 16)	49	119	29
Inventories	187	144	141
Prepaid expenses	33	20	8
Assets held for sale (note 5)	-	-	22
	2,669	3,225	3,044

Other assets (note 9)	425	788	108
Risk management (note 16)	34	25	40
Goodwill (note 8)	1,252	1,164	1,183
Property, plant and equipment	14,434	13,266	13,254
Exploration and evaluation assets	4,017	3,442	2,212
Deferred tax assets	206	184	147
	20,368	18,869	16,944
Total assets	23,037	22,094	19,988

Liabilities
Current
Bank indebtedness	2	2	35
Accounts payable and accrued liabilities	3,014	2,722	2,040
Risk management (note 16)	155	117	266
Income and other taxes payable	785	513	341
Current portion of long-term debt (note 13)	7	359	10
Liabilities associated with assets held for sale (note 5)	-	-	7
	3,963	3,713	2,699

Deferred credits	33	46	47
Decommissioning liabilities (note 11)	2,636	2,580	2,003
Other long-term obligations (note 14)	234	280	269
Risk management (note 16)	-	-	6
Long-term debt (note 13)	3,851	3,845	3,601
Deferred tax liabilities	2,712	2,435	2,516
	9,466	9,186	8,442

Contingencies and commitments (note 17)

Shareholders' equity
Common shares, no par value (note 15)
Authorized: unlimited
Issued and outstanding:
June 30, 2011 – 1,024,656,352 (December 31, 2010 - 1,019,290,939; January 1, 2010 - 1,014,876,564)	1,610	1,480	1,401
Contributed surplus	154	108	117
Retained earnings	7,065	6,831	6,135
Accumulated other comprehensive income	779	776	1,194
	9,608	9,195	8,847
Total liabilities and shareholders' equity	23,037	22,094	19,988

See accompanying notes.

Talisman Energy Inc.
Condensed Consolidated Statements of Income
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of US$)	2011	2010	2011	2010
		(note 4)		(note 4)
Revenue
Sales	2,216	1,574	4,188	3,382
Other income	18	26	46	54
Total revenue and other income	2,234	1,600	4,234	3,436

Expenses
Operating	555	459	1,007	960
Transportation	52	55	108	114
General and administrative	108	81	206	158
Depreciation, depletion and amortization	479	408	948	889
Impairment (note 10)	-	4	102	93
Dry hole	36	30	140	36
Exploration	136	69	248	162
Finance costs (note 12)	60	68	136	137
Share-based payments recovery (note 15)	(176)	(61)	(60)	(131)
(Gain) loss on held-for-trading financial instruments (note 16)	(68)	(64)	251	(162)
Gain on asset disposals (note 5)	(122)	(262)	(214)	(315)
Other, net (note 18)	23	(6)	81	15
Total expenses	1,083	781	2,953	1,956
Income before taxes	1,151	819	1,281	1,480
Taxes
Current income tax	436	181	879	445
Deferred income tax	17	66	30	92
	453	247	909	537
Net income	698	572	372	943

Per common share (US$):
Net income	0.68	0.56	0.36	0.93
Diluted net income	0.50	0.50	0.26	0.79
Weighted average number of common shares outstanding (millions)
Basic	1,025	1,018	1,024	1,018
Diluted	1,044	1,029	1,047	1,042

See accompanying notes.

Talisman Energy Inc.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30		Six months ended June 30
(millions of US$)	2011	2010	2011	2010
		(note 4)		(note 4)

Net income	698	572	372	943

Foreign currency translation1	-	(252)	-	(307)
Actuarial gains (losses) relating to pension and other post-retirement benefits2	(9)	(13)	3	(20)
Gains and losses on derivatives designated as cash flow hedges
Gains arising during the period3	-	(11)	-	(2)
Gains recognized in net income4	-	10	-	3
	-	(1)	-	1
Other comprehensive income (loss)	(9)	(266)	3	(326)
Comprehensive income	689	306	375	617

1.	Includes net investment hedging gain of $nil for the three and six months ended June 30, 2011 (2010 - $9 million and $31 million respectively)
2	Three and six months ended June 30, 2011 net of tax of $(3) million and $(8) million respectively (2010 - $(5) million and $(5) million respectively)
3	Three and six months ended June 30, 2011 net of tax of $nil (2010 - $(4) million and $(1) million respectively)
4.	Three and six months ended June 30, 2011 net of tax of $nil (2010 - $3 million and $1 million respectively)

See accompanying notes.

Talisman Energy Inc.
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of US$)	2011	2010	2011	2010
		(note 4)		(note 4)
Common shares
Balance at beginning of period	1,594	1,467	1,480	1,401
Issued on exercise of stock options	40	9	172	10
Shares purchased and held in trust for PSU plans (note 15)	(24)	(26)	(42)	(26)
Shares released from trust for 2008 PSU plan (note 15)	-	-	-	65
Balance at end of period	1,610	1,450	1,610	1,450

Contributed surplus
Balance at beginning of period	133	62	108	117
Share-based payments (note 15)	21	11	46	(44)
Balance at end of period	154	73	154	73

Retained earnings
Balance at beginning of period	6,505	6,506	6,831	6,135
Net income	698	572	372	943
Common share dividends	(138)	(122)	(138)	(122)
Balance at end of period	7,065	6,956	7,065	6,956

Accumulated other comprehensive income
Balance at beginning of period	788	1,134	776	1,194
Other comprehensive income (loss)	(9)	(266)	3	(326)
Balance at end of period	779	868	779	868

See accompanying notes.

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of US$)	2011	2010	2011	2010
		(note 4)		(note 4)
Operating activities
Net income	698	572	372	943
Add: Finance costs (cash and non-cash) (note 12)	60	68	136	137
Items not involving cash (note 20)	44	129	1,050	449
	802	769	1,558	1,529
Changes in non-cash working capital	94	91	221	363
Cash provided by operating activities	896	860	1,779	1,892

Investing activities
Capital expenditures
Exploration, development and other	(997)	(863)	(1,907)	(1,497)
Corporate acquisitions, net of cash acquired (note 7)	19	-	(156)	(183)
Property acquisitions (note 6)	(542)	(346)	(573)	(372)
Proceeds of resource property dispositions (note 5)	290	1,193	539	1,318
Acquisition deposit	-	-	18	-
Investments	-	-	54	-
Changes in non-cash working capital	53	(25)	(87)	(78)
Cash used in investing activities	(1,177)	(41)	(2,112)	(812)

Financing activities
Long-term debt repaid (note 13)	(2)	(10)	(310)	(10)
Common shares issued	35	5	114	10
Common shares purchased	(24)	(26)	(42)	(26)
Finance costs (cash)	(41)	(48)	(98)	(96)
Common share dividends	(138)	(122)	(138)	(122)
Deferred credits and other	(17)	(4)	(20)	(10)
Changes in non-cash working capital	-	1	(1)	(1)
Cash used in financing activities	(187)	(204)	(495)	(255)
Effect of translation on foreign currency cash and cash equivalents	7	(61)	33	(34)
Net increase (decrease) in cash and cash equivalents	(461)	554	(795)	791
Cash and cash equivalents net of bank indebtedness, beginning of period	1,319	1,830	1,653	1,593
Cash and cash equivalents net of bank indebtedness, end of period	858	2,384	858	2,384

Cash and cash equivalents (note 21)	860	2,417	860	2,417
Bank indebtedness	(2)	(33)	(2)	(33)
Cash and cash equivalents net of bank indebtedness, end of period	858	2,384	858	2,384

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2011 were authorized for issuance by the Audit Committee on July 27, 2011.

2. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  Previously, the Company prepared its annual and interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles then applicable to publically accountable enterprises (Canadian GAAP or CGAAP).

Since this is the Company’s initial year presenting its results and financial position under IFRS, these interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting and IFRS 1 First-time Adoption of IFRS.

These interim condensed Consolidated Financial Statements have been prepared in accordance with IFRS standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that are expected to be effective as at and for the year ending December 31, 2011, the date of the Company’s first annual reporting under IFRS.  Accordingly, the accounting policies for the annual period that are relevant to these interim condensed Consolidated Financial Statements will be determined only when the first IFRS annual Consolidated Financial Statements are prepared for the year ending December 31, 2011.

The preparation of these interim condensed Consolidated Financial Statements resulted in changes to accounting policies as compared with the most recent annual Consolidated Financial Statements prepared in accordance with Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these interim condensed Consolidated Financial Statements and in preparing an opening IFRS balance sheet at January 1, 2010, as required by IFRS 1.  The impact of the transition from Canadian GAAP to IFRS is presented in note 4.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the Consolidated Statement of Income.

The preparation of interim condensed Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or where assumptions and estimates are significant to the Consolidated Financial Statements, are described in note 3(x).

These interim condensed Consolidated Financial Statements are unaudited and do not include all of the information required for full annual financial statements. This report should be read in conjunction with the Company’s Consolidated Financial Statements and notes thereto prepared in accordance with Canadian GAAP and included in Talisman’s 2010 Annual Report.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries, being those companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. All inter-company balances and transactions, including unrealized profits arising from such transactions, are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

b) Joint Ventures

A jointly controlled asset offers joint ownership by the venturers of the assets contributed to the joint venture, without the formation of a corporation, partnership or other entity.

A jointly controlled entity is a company, partnership or other entity in which each venturer has an interest in and jointly controls the assets of the entity, earning its own income and incurring its own liabilities and expenses.  Interests in jointly controlled entities are accounted for using proportionate consolidation.

Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

c) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value.  Acquisition costs incurred are expensed.  When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts acquired.

Contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration recorded as a financial asset or liability are recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement in net income.

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized but is subject to impairment reviews annually, or more frequently as economic events dictate, as described in note 3(h).

Where goodwill forms part of an operating segment and part of the operation within that segment is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the segment retained.

d) Accounts Receivable

Accounts receivable are recorded based on the Company’s revenue recognition policy.  The allowance for doubtful accounts is management’s best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises direct purchase costs (including transportation), cost of production and taxes, and is determined using the first-in first-out method for product inventories and by the average cost method for materials and supplies. Net realizable value is determined by reference to prices existing at the balance sheet date less any costs expected to be incurred to completion and disposal.

f) Property, Plant and Equipment (PP&E)

PP&E, comprising oil and gas development and production properties and corporate assets, is stated at cost less accumulated depreciation, depletion and amortization and accumulated impairment losses.

Oil and gas development and production expenditure is accounted for using the principles of the successful efforts method of accounting. Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipeline and the drilling of development wells is capitalized within PP&E.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning liability and capitalized borrowing costs for qualifying assets.  The capitalized value of a finance lease is also included within PP&E.

Expenditure on major turnarounds comprises the cost of replacement assets or parts of assets and inspection and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that future economic benefits will flow to the Company from the replacement, the expenditure is capitalized and the replaced part is derecognized.  Inspection and overhaul costs relating to turnarounds and all other repairs and maintenance costs are expensed when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E and depleted using the unit of production method.

Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset given up, unless the fair value of the asset received is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset given up.  The gain or loss arising is recognized in net income.

The Company assesses at each reporting date whether there is an indication that its PP&E may be impaired.  If any indication exists, the Company estimates the asset’s recoverable amount using the methodology described in note 3(h).

g) Exploration and Evaluation Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project.  All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E (see note 3(h) for details of the impairment methodology).

Undeveloped land costs are classified initially as exploration and evaluation assets and transferred to PP&E as proved reserves are assigned.

All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

For exchanges or parts of exchanges that involve only exploration and evaluation assets, the exchange is accounted for at amortized cost.

h) Impairment of Assets

PP&E and Exploration and Evaluation Assets

The Company tests PP&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, for example, changes in assumptions relating to future prices, future costs and reserves.  Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exist, an estimate of its recoverable amount is made.  A CGU’s recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding long-term commodity prices, discount rates, future capital expenditures requirements, reserves determination and life of field.

Exploration and evaluation assets are tested for impairment using the same methodology.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the CGU in prior years. Such a reversal is recognized in net income, following which the depreciation charge is adjusted in future periods to allocate the CGU’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.  The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating components having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments described in note 22.  Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment to which the goodwill relates.   Where the recoverable amount of the segment is less than the carrying amount, an impairment loss is recognized.  Goodwill impairment losses cannot be reversed.

i) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil.  Depletion rates are updated annually unless there is a significant change in circumstances, in which case they would be updated more frequently.  Significant changes in year-end reserves are reflected in the fourth quarter depletion rate.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from depletion until the reserves are developed.  To the extent a property has nil proved reserves, the remaining net book value and development costs are charged immediately as DD&A expense.  In the case of unconventional natural gas developments, land and development costs are depleted over total proved reserves and include future development costs.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use.  Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized.  Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants, net of estimated residual values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the United Kingdom (UK) and Norway are depreciated using the unit of production method based on the related fields.

j) Non-Current Assets Held for Sale

Non-current assets classified as held for sale and associated liabilities are measured at the lower of carrying amount and fair value less costs to sell, and are presented as current on the Consolidated Balance Sheets.

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

PP&E is not depreciated once classified as held for sale.

k) Decommissioning and Environmental Liabilities

Decommissioning liabilities are recognized when the Company has a statutory, contractual or legal obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.  A corresponding amount equivalent to the liability is recognized as part of the cost of the related PP&E.

Decommissioning liabilities are carried on the Consolidated Balance Sheet at their discounted present value (calculated using a weighted average credit adjusted risk free rate) and are accreted over time for the change in their present value, with this accretion expense included in finance costs on the Consolidated Statement of Income.   Actual expenditures incurred are charged against the accumulated obligation.  Any difference between the recorded decommissioning liability and the actual retirement costs incurred is recorded as a gain or loss when the field is abandoned.

The increase in capitalized costs is amortized to income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated decommissioning liabilities are capitalized and amortized over the remaining useful life of the underlying asset.

Liabilities for environmental costs are recognized when an obligation exists and the associated costs can be reliably estimated. Generally, the timing of recognition of these liabilities coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.  The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. These estimates are included in decommissioning liabilities.

Initially, the Company recognizes neither the deferred tax asset regarding the temporary difference on the decommissioning liability nor the corresponding deferred tax liability regarding the temporary difference on the decommissioning asset.

l) Finance Costs

Finance costs include interest and other costs that Talisman incurs in connection with the borrowing of funds, as well as accretion expense relating to the Company’s decommissioning liabilities.

Finance costs associated with major development projects are capitalized and included in the carrying amounts of the related assets until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.  The amount of borrowing costs capitalized for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of capitalized expenditure for the qualifying assets.

All other finance costs are recognized on the Consolidated Statement of Income in the period in which they are incurred.

m) Foreign Currency Translation

Talisman’s functional currency is the US$.

Prior to January 1, 2011 in the UK and prior to January 1, 2010 in Canada and Norway, the Company’s operations were translated from UK£, C$ and NOK respectively into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses arising on translation from UK£, C$ and NOK to US$ were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

As a result of changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company’s UK operation is more closely linked to the US$.  Accordingly, effective January 1, 2011, this operation has been accounted for as a US$ functional currency entity.  As a result, foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its UK subsidiary.  Following the change in the functional currency of the UK operation on January 1, 2011, the debt denominated in UK£ will no longer be designated as a hedge of Talisman’s net investment in the UK and, accordingly, future foreign exchange gains and losses will be recorded on the Consolidated Statement of Income.

The Company’s operations in Canada and Norway are accounted for as US$ functional currency entities.  As a result, foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its Canadian or Norwegian subsidiaries.  The reduction of the net investment in the Canadian subsidiary that occurred during 2010 is described in note 4.9.

The remaining foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Effective from the first quarter of 2011, the Company is reporting its financial position and results of operations in US$.  The impact of changing the reporting currency from C$ to US$ is presented in note 4.

n) Employee Benefit Plans

The cost of providing benefits under the Company’s defined benefit pension plans and non-pension post-retirement benefit plans is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, due to their long-term nature.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The Company recognizes all actuarial gains and losses immediately in other comprehensive income (loss).

Payments to defined contribution plans are expensed as incurred, which is as the related service is rendered.

o) Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading assets and liabilities, assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities.  All financial assets and liabilities are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual requirements of the instrument.  All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred.  Measurement in subsequent periods depends on the classification of the financial instrument.

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates.

Non-hedge financial instruments

Held-for-trading financial assets and liabilities are subsequently measured at fair value with changes in fair value recognized in net income.  Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.  Financial assets held-to-maturity, loans and receivables and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.  Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge.  The financial derivative contracts outstanding at June 30, 2011 are disclosed in note 16.

Derivatives embedded in other financial instruments and host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract.  Contracts are assessed for embedded derivatives when the Company becomes a party to them, including at the date of a business combination.  Embedded derivatives are measured at fair value at each balance sheet date and any gains or losses arising from changes in fair value are recognized in net income.

Hedges

The Company may designate financial instruments as a hedging instrument for accounting purposes.  Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and an expectation that the hedging relationship will be highly effective throughout its term.  In addition, in the case of anticipated transactions, it must also be highly probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.  If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income (loss) and recognized in net income concurrently with the anticipated transaction. If the forecast transaction is no longer expected to occur, the gain or loss on the hedge at that date is recognized in net income immediately.  The Company had the following hedges during the periods covered by these Consolidated Financial Statements:

Cash flow hedges – Until January 2011, the effective portion of changes in the fair value of financial instruments designated as cash flow hedges was recognized in other comprehensive income (loss), net of tax, with any ineffective portion being recognized immediately in net income.  Gains and losses were recovered from other comprehensive income (loss) and recognized in net income in the same period as the hedged item was realized.

Net investment hedges – Until December 31, 2010, foreign exchange gains and losses on UK£ debt designated as a net investment hedge were recognized in other comprehensive income (loss). These gains and losses were recovered from other comprehensive income (loss) and recognized in net income if the net investment was reduced below the value of the debt.

Normal Purchase or Sale Exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements fall within the exemption from IAS 32 and IAS 39, which is known as the ‘normal purchase or sale’ exemption.  The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms.  The Company’s production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

p) Comprehensive Income and Equity

The Consolidated Statement of Comprehensive Income reflects net income and the changes in accumulated other comprehensive income in the period. Changes in accumulated other comprehensive income comprise changes in the fair value of financial instruments designated as cash flow hedges, to the extent they are effective, gains and losses recovered from other comprehensive income (loss) and recognized in net income and actuarial gains and losses arising in relation to the Company’s employee benefit plans.  Until December 31, 2010, foreign currency translation gains or losses arising from the translation of the Company’s foreign operations or reductions in the net investments therein and translation from the Company’s functional currency to its presentation currency also gave rise to changes in accumulated other comprehensive income.

q) Income Taxes

Income taxes comprise current tax, deferred tax and Petroleum Revenue Tax (PRT) and are recognized on the Consolidated Statement of Income except to the extent they relate to items recognized in other comprehensive income (loss) or directly in equity.  PRT is treated as an income tax and deferred PRT is accounted for on a temporary difference basis.

Interest and penalties assessed by taxing authorities on any underpayment of income tax are accrued and classified as a component of income taxes on the Consolidated Statement of Income.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income taxes at the statutory tax rate in effect at the time of production.

Current Tax

Current tax is based on estimated taxable income and tax rates which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred Tax

Deferred tax is determined using the liability method.  Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes.  Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit.  The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity.

r) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized at the fair value of the consideration received or receivable when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to the customer. For the Company’s international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued at the sales value. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and are not netted against revenue.

A significant portion of the Company’s operations outside North America and the North Sea are governed by Production Sharing Contracts (PSCs).  Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas.  Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production.  Profit oil is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

Sales as reported represents the Company’s share of revenues from the sale of crude oil, natural gas and NGLs and is presented after deduction of royalty payments to governments and other mineral interest owners.

s) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for at the commencement of the lease term as finance leases and recorded as PP&E at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments, together with an offsetting liability.  Finance charges are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability and are charged directly against income.  Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

Take or pay contracts are reviewed at inception for indicators of a lease.

t) Share-Based Payments

Talisman has stock option plans, cash unit plans, performance share unit (PSU) plans, a deferred share unit plan and a restricted share unit plan, under which it receives services from employees and directors as consideration for cash payments or equity instruments of the Company.  The long-term PSU plan must be settled in shares.  The cash unit, deferred share unit and restricted share unit plans must be settled in cash.  The stock option plans may be settled in cash at the option of the holder.

Net income is adjusted by reducing the compensation expense in periods containing forfeitures of unvested options and units, and by changes in the degree to which predetermined performance measures are achieved.

Equity-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of equity-settled awards.

For the PSU plans, the Company determines the fair value of the options or units on the date of grant and recognizes the fair value over the vesting period as compensation expense and contributed surplus.

Cash-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of cash-settled awards.  Fair value is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments expense (recovery) on the Consolidated Statement of Income, except for the changes related to deferred share units, which are included in general and administrative expenses.

The stock option plans are classified as liability instruments and re-measured at their fair value at the end of each reporting period.

For plans having vesting conditions, the total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.  At the end of each reporting period, the Company revises its estimates of the number of options and units that are expected to vest based on the vesting conditions and recognizes the impact of the revision to original estimates, if any, in net income.

u) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding.  Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The method the Company uses to determine the dilutive impact of stock options assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the period.

For stock options that may be settled in cash or shares at the employees’ option, the more dilutive of cash-settled and equity-settled is used in calculating diluted net income per share regardless of how the stock option plan is accounted for.  Stock options that are reported as cash-settled for accounting purposes may require an adjustment to the numerator in the diluted net income per share calculation for any changes in net income that would result if the stock options had been reported as equity instruments.

v) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of bank indebtedness.

Where significant, restricted cash is reported separately on the Consolidated Balance Sheets.

w) Segmented Information

The Company’s reporting segments are established on the basis of having similar economic characteristics and/or which are in similar geographic locations and those components of the Company that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Effective January 1, 2011, the composition of the Company’s segments changed such that the activities in the UK and Norway are reported as a single ‘North Sea’ segment since, in management’s judgment, the assets in those locations now share similar economic characteristics.  Comparative period balances have been restated accordingly.  See note 22 for disclosure of segmented information.

x) Significant Accounting Judgments, Estimates and Assumptions

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods noted.  Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements.  Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A, fair value measurement as deemed cost and amounts used for impairment charges and reversals are based on estimates of oil and natural gas reserves, commodity prices and capital and operating costs required to develop and produce those reserves.  By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the calculation of decommissioning liabilities are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the amount of decommissioning liabilities, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of the net benefit plan expense charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The measurement of income tax expense, in particular PRT, and the related provisions on the Consolidated Balance Sheet, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs.  These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

The fair values of equity-settled and cash settled share-based payment awards are estimated using the Black-Scholes pricing model.  These estimates depend on certain assumptions including share price volatility, risk free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield which, by their nature, are subject to measurement uncertainty.

y) Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted:

•
IFRS 9 Financial Instruments – as part of its project to replace IAS 39, the IASB issued the first phase of IFRS 9 implementation dealing with the classification and measurement of financial assets.  In October 2010, the IASB updated IFRS 9 by incorporating requirements for the accounting for financial liabilities;

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard establishes a new control model that applies to all entities;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine the type of joint arrangement. The choice of proportionate consolidation accounting is removed for joint ventures (formerly jointly controlled entities) as equity accounting is required;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards;

•	IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS;

•
IAS 1 Presentation of Financial Statements amendment requires items within other comprehensive income to be grouped based whether they can be reclassified to the income statement and is applicable to annual periods beginning on or after July 1, 2012, with earlier adoption permitted;

•
IAS 19 Employee Benefits amendment – improves the accounting for employee benefits by eliminating the ‘corridor method’ to defer recognition of gains and losses, presentation changes for assets and liabilities arising from defined benefit plan, and introducing enhanced disclosure requirements for defined benefit plans;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements;

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures.

Except as noted above, all of the above pronouncements are effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted.  With the exception of the IAS 19 amendment, part of which Talisman adopted on transition to IFRS, the Company is currently assessing the impact of adopting these pronouncements.

4. IFRS FIRST TIME ADOPTION

The accounting policies described in note 3 have been applied in preparing the interim condensed Consolidated Financial Statements for the three and six month periods ended June 30, 2011, the comparative information for the three and six month periods ended June 30, 2010, the Consolidated Financial Statements as at and for the year ended December 31, 2010 and the opening IFRS balance sheet at January 1, 2010, the Company’s date of transition to IFRS.

The adoption of IFRS does not impact the underlying economics of Talisman’s operations or its cash flows.  The most significant impacts of adoption are from the application of IFRS 1 exemptions and new accounting policies that reset the Company’s balance sheet, in particular, the election to use the IFRS 1 fair value as deemed cost exemption, and changes in the accounting for impairments, income taxes, decommissioning liabilities and share-based payments.

Retained earnings at the time of adoption of IFRS decreased by approximately $1.8 billion as a result of the impact of the after tax impact of adjustments to the opening balance sheet described below.  These adjustments comprise approximately $1.2 billion for the deemed fair value election, a significant portion of which related to assets sold during 2010, and impairment of exploration and evaluation assets, and approximately $0.6 billion relating to derecognition of capitalized borrowing costs, decommissioning liabilities, share-based payments, employee benefits and deferred taxes.

IFRS 1 Exemptions

The general principle to be applied on first-time adoption of IFRS is that standards in force at the first annual reporting date (December 31, 2011) should be applied as at the date of transition to IFRS (January 1, 2010) and throughout all periods presented in the first IFRS financial statements.  However, IFRS 1 contains a number of exemptions that companies are permitted to apply.  Talisman has elected to apply the following exemptions:

•	to measure certain properties at fair value at January 1, 2010 and use those fair values as deemed cost at that date;

•
to apply a modified approach in calculating the retrospective cost component of PP&E relating to the Company’s decommissioning liabilities. Under the modified approach, decommissioning liabilities are re-measured at the date of transition to IFRS under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and amounts to be included in the related assets are estimated by discounting the liabilities to the date at which the liabilities first arose using the best estimates of the historical risk-adjusted discount rates. The related accumulated DD&A is then calculated based on the current estimates of the useful lives of the assets;

•	to apply IFRS 3 Business Combinations prospectively and not restate business combinations that occurred prior to January 1, 2010;

•	to not apply IFRS 2 Share-Based Payments to equity awards that vested and liability awards that settled prior to January 1, 2010;

•
to recognize cumulative unrecognized net actuarial losses on employee future benefits in opening retained earnings as at January 1, 2010.  Also, to prospectively disclose required benefit plans amounts under IAS 19 Employee Benefits as the amounts are determined for each accounting period from January 1, 2010 instead of the current annual period and previous four annual periods; and

•	to apply IAS 23 Borrowing Costs prospectively from January 1, 2010 and derecognize the carrying value of capitalized borrowing costs recorded under Canadian GAAP as at January 1, 2010.

Reconciliations from Canadian GAAP to IFRS

In preparing the interim condensed Consolidated Financial Statements, the Company has adjusted amounts reported previously in its Consolidated Financial Statements prepared under Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, results of operations and cash flows is presented in the following reconciliations (as required by IFRS 1) and explanatory notes, together with the impact of the Company changing its reporting currency from C$ to US$.

Reconciliation of Consolidated Balance Sheet at January 1, 2010

		CGAAP			IFRS adjustments & reclassifications	IFRS
January 1, 2010 (millions of $)	Notes	C$	1	US$	US$	US$

Assets
Current
Cash and cash equivalents		1,690		1,615	13	1,628
Accounts receivable		1,223		1,168	48	1,216
Risk management		30		29	-	29
Inventories		144		137	4	141
Prepaid expenses		9		8	-	8
Assets of discontinued operations/Assets held for sale	4.8	58		56	(34)	22
		3,154		3,013	31	3,044

Other assets	4.7	128		122	(14)	108
Risk management		42		40	-	40
Goodwill		1,176		1,124	59	1,183
Property, plant and equipment	4.1-4.4, 4.11-12	16,431		15,698	(2,444)	13,254
Exploration and evaluation assets	4.12	-		-	2,212	2,212
Future income taxes/Deferred tax assets		120		115	32	147
Assets of discontinued operations	4.8	2,567		2,453	(2,453)	-
		20,464		19,552	(2,608)	16,944
Total assets		23,618		22,565	(2,577)	19,988

Liabilities
Current
Bank indebtedness		36		35	-	35
Accounts payable and accrued liabilities	4.6	1,845		1,759	281	2,040
Risk management		276		266	-	266
Income and other taxes payable		357		341	-	341
Current portion of long-term debt		10		10	-	10
Future income taxes/Deferred tax liabilities	4.12	68		65	(65)	-
Liabilities of discontinued operations/
liabilities associated with assets held for sale	4.8	9		9	(2)	7
		2,601		2,485	214	2,699

Deferred credits		59		56	(9)	47
Asset retirement obligations/Decommissioning liabilities	4.4	2,116		2,023	(20)	2,003
Other long-term obligations	4.6, 4.7	161		155	114	269
Risk management		7		6	-	6
Long-term debt		3,770		3,601	-	3,601
Future income taxes/Deferred tax liabilities	4.3, 4.12	3,599		3,437	(921)	2,516
Liabilities of discontinued operations	4.8	194		185	(185)	-
		9,906		9,463	(1,021)	8,442

Shareholders' equity
Common shares		2,374		1,401	-	1,401
Contributed surplus		153		117	-	117
Retained earnings	4.7	9,174		7,905	(1,770)	6,135
Accumulated other comprehensive income (loss)	4.10	(590)		1,194	-	1,194
		11,111		10,617	(1,770)	8,847
Total liabilities and shareholders' equity		23,618		22,565	(2,577)	19,988

1.	Canadian GAAP Consolidated Balance Sheet as at December 31, 2009 restated for operations classified as discontinued during 2010.

Reconciliation of Consolidated Balance Sheet at December 31, 2010

		CGAAP		IFRS adjustments & reclassifications	IFRS
December 31, 2010 (millions of $)	Notes	C$	US$	US$	US$

Assets
Current
Cash and cash equivalents		1,646	1,655	-	1,655
Accounts receivable		1,281	1,287	-	1,287
Risk management		118	119	-	119
Inventories		143	144	-	144
Prepaid expenses		20	20	-	20
		3,208	3,225	-	3,225

Other assets	4.7	837	841	(53)	788
Risk management		24	25	-	25
Goodwill		1,150	1,157	7	1,164
Property, plant and equipment	4.1-4.4, 4.11-12	18,804	18,906	(5,640)	13,266
Exploration and evaluation assets	4.12	-	-	3,442	3,442
Future income taxes/Deferred tax assets		170	171	13	184
		20,985	21,100	(2,231)	18,869
Total assets		24,193	24,325	(2,231)	22,094

Liabilities
Current
Bank indebtedness		2	2	-	2
Accounts payable and accrued liabilities	4.6	2,416	2,432	290	2,722
Risk management		116	117	-	117
Income and other taxes payable		510	513	-	513
Current portion of long-term debt		357	359	-	359
		3,401	3,423	290	3,713

Deferred credits		51	51	(5)	46
Asset retirement obligations/Decommissioning liabilities	4.4	2,252	2,264	316	2,580
Other long-term obligations	4.6, 4.7	212	213	67	280
Long-term debt		3,824	3,845	-	3,845
Future income taxes/Deferred tax liabilities	4.3, 4.12	3,974	3,995	(1,560)	2,435
		10,313	10,368	(1,182)	9,186

Shareholders' equity
Common shares		2,457	1,481	(1)	1,480
Contributed surplus		132	98	10	108
Retained earnings	4.7	9,568	8,269	(1,438)	6,831
Accumulated other comprehensive income (loss)	4.10	(1,678)	686	90	776
		10,479	10,534	(1,339)	9,195
Total liabilities and shareholders' equity		24,193	24,325	(2,231)	22,094

Reconciliation of Shareholders’ Equity at June 30, 2010

(millions of US$)	June 30, 2010

Shareholders' equity under Canadian GAAP	10,922
Adjustments:
Opening balance sheet	(1,770)
Consolidated Statement of Comprehensive Income for the six month period ended June 30, 2010	195

Shareholders' equity under IFRS	9,347

Reconciliation of Consolidated Statement of Income for the three month period ended June 30, 2010

		CGAAP			IFRS adjustments & reclassifications	IFRS
Three months ended June 30, 2010 (millions of S)	Notes	C$	1	US$	US$	US$
Revenue
Sales	4.12		1,850	1,803	(229)	1,574
less: Royalties	4.12		(324)	(315)	315	-
Other income			27	26	-	26
Total revenue and other income			1,553	1,514	86	1,600

Expenses
Operating			447	434	25	459
Transportation			57	55	-	55
General and administrative	4.7		86	84	(3)	81
Depreciation, depletion and amortization	4.5, 4.12		486	474	(66)	408
Impairment			27	26	(22)	4
Dry hole			29	28	2	30
Exploration			71	69	-	69
Interest on long-term debt	4.12		41	39	(39)	-
Finance costs	4.4, 4.12		-	-	68	68
Stock-based compensation/share-based payments	4.6		(14)	(13)	(48)	(61)
Gain on held-for-trading financial instruments			(76)	(71)	7	(64)
(Gain) loss on asset disposals	4.8, 4.9		10	10	(272)	(262)
Other, net	4.7, 4.11-12		(106)	(103)	97	(6)
Total expenses			1,058	1,032	(251)	781
Income before taxes			495	482	337	819
Taxes
Current income tax			161	157	24	181
Deferred income tax (recovery)			(106)	(103)	169	66
Petroleum revenue tax			29	29	(29)	-
	4.3		84	83	164	247
Income from continuing operations			411	399	173	572
Income from discontinued operations	4.8		192	183	(183)	-
Net income			603	582	(10)	572

1.
Canadian GAAP Consolidated Statement of Income for the three month period ended June 30, 2010 presented previously restated for operations classified as discontinued between July 2010 and December 2010

Reconciliation of Consolidated Statement of Income for the six month period ended June 30, 2010

		CGAAP			IFRS adjustments & reclassifications	IFRS
Six months ended June 30, 2010 (millions of $)	Notes	C$	1	US$	US$	US$
Revenue
Sales	4.12		3,887	3,758	(376)	3,382
less: Royalties	4.12		(616)	(595)	595	-
Other income			56	54	-	54
Total revenue and other income			3,327	3,217	219	3,436

Expenses
Operating			934	902	58	960
Transportation			118	114	-	114
General and administrative	4.7		168	163	(5)	158
Depreciation, depletion and amortization	4.5, 4.12		1,050	1,013	(124)	889
Impairment			118	115	(22)	93
Dry hole			34	33	3	36
Exploration			167	162	-	162
Interest on long-term debt	4.12		82	79	(79)	-
Finance costs	4.4, 4.12		-	-	137	137
Stock-based compensation/share-based payments	4.6		(86)	(84)	(47)	(131)
Gain on held-for-trading financial instruments			(173)	(164)	2	(162)
Gain on asset disposals	4.8, 4.9		(41)	(39)	(276)	(315)
Other, net	4.7, 4.11-12		(32)	(31)	46	15
Total expenses			2,339	2,263	(307)	1,956
Income before taxes			988	954	526	1,480
Taxes
Current income tax			396	383	62	445
Deferred income tax (recovery)			(116)	(114)	206	92
Petroleum revenue tax			56	54	(54)	-
	4.3		336	323	214	537
Income from continuing operations			652	631	312	943
Income from discontinued operations	4.8		179	171	(171)	-
Net income			831	802	141	943

1.	Canadian GAAP Consolidated Statement of Income for the six month period ended June 30, 2010 presented previously restated for operations classified as discontinued between July 2010 and December 2010

Reconciliation of Consolidated Statement of Income for the year ended December 31, 2010

		CGAAP		IFRS adjustments & reclassifications	IFRS
Year ended December 31, 2010 (millions of $)	Notes	C$	US$	US$	US$
Revenue
Sales	4.12	8,076	7,846	(971)	6,875
less: Royalties	4.12	(1,274)	(1,238)	1,238	-
Other income		110	107	-	107
Total revenue and other income		6,912	6,715	267	6,982

Expenses
Operating		1,867	1,813	77	1,890
Transportation		227	221	-	221
General and administrative	4.7	392	381	(10)	371
Depreciation, depletion and amortization	4.5, 4.12	2,164	2,099	(311)	1,788
Impairment	4.1	118	115	186	301
Dry hole		123	121	(8)	113
Exploration		384	374	-	374
Interest on long-term debt	4.12	163	158	(158)	-
Finance costs	4.4, 4.12	-	-	276	276
Stock-based compensation/share-based payments	4.6	201	198	14	212
(Gain) loss on held-for-trading financial instruments		(102)	(92)	5	(87)
Gain on asset disposals	4.8, 4.9	(59)	(57)	(463)	(520)
Other, net	4.7, 4.11-12	135	134	(62)	72
Total expenses		5,613	5,465	(454)	5,011
Income before taxes		1,299	1,250	721	1,971
Taxes
Current income tax		1,032	1,006	130	1,136
Deferred income tax (recovery)		(272)	(266)	156	(110)
Petroleum revenue tax		131	128	(128)	-
	4.3	891	868	158	1,026
Income from continuing operations		408	382	563	945
Income from discontinued operations	4.8	240	231	(231)	-
Net income		648	613	332	945

Reconciliation of Consolidated Statement of Comprehensive Income for the three month period ended June 30, 2010

		CGAAP		IFRS adjustments & reclassifications	IFRS
Three months ended June 30, 2010 (millions of $)	Notes	C$	US$	US$	US$

Net income		603	582	(10)	572

Foreign currency translation		421	(71)	59	(12)
Transfer of accumulated foreign currency gain to net income	4.9	(156)	(142)	(98)	(240)
Actuarial gains and losses relating to pension and other post-retirement benefits	4.7	-	-	(13)	(13)
Gains and losses on derivatives designated as cash flow hedges
Gains arising during the period		(11)	(11)	-	(11)
Gains recognized in net income		10	10	-	10
		(1)	(1)	-	(1)
Other comprehensive income (loss)		264	(214)	(52)	(266)
Comprehensive income		867	368	(62)	306

Reconciliation of Consolidated Statement of Comprehensive Income for the six month period ended June 30, 2010

		CGAAP		IFRS adjustments & reclassifications	IFRS
Six months ended June 30, 2010 (millions of $)	Notes	C$	US$	US$	US$

Net income		831	802	141	943

Foreign currency translation		74	(86)	19	(67)
Transfer of accumulated foreign currency gain to net income	4.9	(313)	(295)	55	(240)
Actuarial gains and losses relating to pension and other post-retirement benefits	4.7	-	-	(20)	(20)
Gains and losses on derivatives designated as cash flow hedges
Gains arising during the period		(2)	(2)	-	(2)
Gains recognized in net income		3	3	-	3
		1	1	-	1
Other comprehensive loss		(238)	(380)	54	(326)
Comprehensive income		593	422	195	617

Reconciliation of Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2010

		CGAAP		IFRS adjustments & reclassifications	IFRS
Year ended December 31, 2010 (millions of $)	Notes	C$	US$	US$	US$

Net income		648	613	332	945

Foreign currency translation		(625)	(46)	5	(41)
Transfer of accumulated foreign currency gain to net income	4.9	(465)	(464)	97	(367)
Actuarial gains and losses relating to pension and other post-retirement benefits	4.7	-	-	(12)	(12)
Gains and losses on derivatives designated as cash flow hedges
Gains arising during the period		14	13	-	13
Gains recognized in net income		(12)	(11)	-	(11)
		2	2	-	2
Other comprehensive loss		(1,088)	(508)	90	(418)
Comprehensive income (loss)		(440)	105	422	527

Reconciliation of Consolidated Statement of Cash Flows for the three month period ended June 30, 2010

		CGAAP		IFRS adjustments & reclassifications	IFRS
Three months ended June 30, 2010 (millions of $)	Notes	C$	US$	US$	US$

Cash provided by operating activities	4.12	903	881	(21)	860
Cash used in investing activities	4.12	(108)	(110)	69	(41)
Cash used in financing activities	4.12	(163)	(156)	(48)	(204)
Effect of translation on foreign currency cash and cash equivalents		38	(61)	-	(61)
Net increase in cash and cash equivalents		670	554	-	554
Cash and cash equivalents net of bank indebtedness, beginning of period		1,859	1,830		1,830
Cash and cash equivalents net of bank indebtedness, end of period		2,529	2,384	-	2,384

Reconciliation of Consolidated Statement of Cash Flows for the six month period ended June 30, 2010

		CGAAP		IFRS adjustments & reclassifications	IFRS
Six months ended June 30, 2010 (millions of $)	Notes	C$	US$	US$	US$

Cash provided by operating activities	4.12	2,032	1,958	(66)	1,892
Cash used in investing activities	4.12	(1,004)	(974)	162	(812)
Cash used in financing activities	4.12	(167)	(159)	(96)	(255)
Effect of translation on foreign currency cash and cash equivalents		-	(34)	-	(34)
Net increase in cash and cash equivalents		861	791	-	791
Cash and cash equivalents net of bank indebtedness, beginning of period		1,668	1,593		1,593
Cash and cash equivalents net of bank indebtedness, end of period		2,529	2,384	-	2,384

Reconciliation of Consolidated Statement of Cash Flows for the year ended December 31, 2010

		CGAAP		IFRS adjustments & reclassifications	IFRS
Year ended December 31, 2010 (millions of $)	Notes	C$	US$	US$	US$

Cash provided by operating activities	4.12	3,460	3,331	(187)	3,144
Cash used in investing activities	4.12	(3,734)	(3,635)	384	(3,251)
Cash provided by financing activities	4.12	309	313	(197)	116
Effect of translation on foreign currency cash and cash equivalents		(59)	51	-	51
Net increase (decrease) in cash and cash equivalents		(24)	60	-	60
Cash and cash equivalents net of bank indebtedness, beginning of year		1,668	1,593		1,593
Cash and cash equivalents net of bank indebtedness, end of year		1,644	1,653	-	1,653

Notes for Reconciliation from Canadian GAAP to IFRS

4.1) Fair Value as Deemed Cost and Impairments

a) Fair Value as Deemed Cost

The Company has elected to use the fair value as deemed cost exemption under IFRS 1 to record certain assets at fair value as at January 1, 2010 as their deemed cost under IFRS while these assets were measured on a historical cost basis under Canadian GAAP.  As a result of the change in accounting, the Company recorded a $1.7 billion reduction in PP&E at January 1, 2010, of which $463 million related to assets sold during 2010.  The aggregate fair value of properties at January 1, 2010 for which the Company used this exemption was $2.3 billion.

b) Impairments

Under Canadian GAAP, only if an asset’s estimated undiscounted future cash flows was below its carrying value was a determination required of the amount of any impairment based on discounted cash flows. Under IFRS, impairment assessments are based on the recoverable amount of the asset, which the Company has determined to be fair value calculated using discounted cash flows.

As a result of these accounting changes, the Company recorded impairments of $209 million under IFRS at January 1, 2010 relating to exploration and evaluation assets.  The Company recorded additional impairments of $186 million under IFRS for the year ended December 31, 2010.  In the North America segment, $66 million was recorded in respect of natural gas assets primarily as a result of the decline in natural gas price assumptions.  In the North Sea segment, $99 million was recorded as a result of a change in reserves estimates relating to PP&E, a change in the estimated timing of cash flows relating to oil and gas exploration and evaluation assets and changes in investment decisions.  In the Southeast Asia segment, $21 million was recorded relating to oil assets due to an increase in estimated future costs.  The carrying values of these assets were previously supported under Canadian GAAP on an undiscounted cash flow basis.   The impairments are subject to future reversal if certain criteria are met.

c) Assumptions

In estimating the adjustments to PP&E and exploration and evaluation assets at the time of adoption of IFRS, management estimated fair value based on market information which consisted of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange quoted prices. Where reliable market information was not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate.  The following assumptions were used in computing discounted cash flows at January 1, 2010 and December 31, 2010, respectively:

	At December 31, 2010	At January 1, 2010
WTI (US$/bbl)	80.00	70.00
Dated Brent (US$/bbl)	78.53	68.75
Henry Hub natural gas (US$/mmbtu)	5.50	6.00
AECO (C$/GJ)	4.92	5.60
US$/C$	0.95	0.90
US$/UK£	1.60	1.69
US$/NOK	6.00	5.67
Post-tax discount rate	10%	10%

4.2) Capitalized Borrowing Costs

The Company has elected to use the exemption under IFRS 1 to derecognize borrowing costs that had been capitalized under Canadian GAAP, which reduced PP&E by $218 million at January 1, 2010.

4.3) Income Taxes

Under Canadian GAAP, when the cost of an acquired asset that was recorded as PP&E differed from its tax base, deferred tax was recorded on the difference. Under IFRS, deferred tax is not recognized on asset acquisitions.

Under Canadian GAAP, deferred PRT was calculated using the life-of-field method.  Under IFRS, a temporary differences basis is used.  While PRT was presented separately on the Consolidated Statement of Income under Canadian GAAP, the Company has chosen to present the current and deferred portions of PRT as components of current and deferred income tax expense, respectively, under IFRS.

Under Canadian GAAP, deferred tax was not recognized for temporary differences resulting from differences between the functional currency of accounting for a foreign operation and the currency in which the taxes are filed.  Under IFRS, such temporary tax differences in currencies are recognized.

As a result of all measurement differences impacting deferred tax, including the three discussed above, but excluding the impact of discontinued operations and other reclassifications, the Company recorded a decrease of deferred tax liabilities of $1.1 billion at January 1, 2010 (December 31, 2010 - $1.6 billion) under IFRS.  Additional income tax expense of $154 million for the three month period ended June 30, 2010, $263 million for the six month period ended June 30, 2010 and $232 million for the year ended December 31, 2010 was recorded under IFRS.

4.4) Decommissioning

Decommissioning liabilities (formerly asset retirement obligations under Canadian GAAP) are measured based on the estimated cost of abandonment discounted to its net present value.  Under Canadian GAAP, the current discount rate was applied only to new obligations and upward revisions, whereas the entire liability is recalculated using the current discount rate under IFRS.  As a result, the Company recorded a decrease of $83 million, excluding the impact of discontinued operations, at January 1, 2010 (December 31, 2010 - $301 million increase) to decommissioning liabilities under IFRS.  Under IFRS, the provision has been discounted using a weighted average credit-adjusted risk free rate of 6.7% at January 1, 2010 (Canadian GAAP – 6.6%) and 5.3% at December 31, 2010 (Canadian GAAP – 6.6%).

The Company has elected to apply a modified approach under IFRS 1 in calculating the retrospective cost component of PP&E relating to the Company’s decommissioning liabilities, described above in the ‘IFRS Exemptions’ section of note 4.  As a result, the Company recorded a decrease of $221 million to PP&E at January 1, 2010 under IFRS.

The measurement difference described above resulted in a lower decommissioning liability under IFRS at January 1, 2010.  The Company recorded a reduction in finance costs under IFRS of $11 million for the three month period ended June 30, 2010, $22 million for the six month period ended June 30, 2010 and $46 million for the year ended December 31, 2010 as a result of lower accretion expense.

4.5) DD&A

The Company recorded a decrease to DD&A of $52 million, excluding the impact of discontinued operations and other reclassifications, for the three month period ended June 30, 2010, $134 million for the six month period ended June 30, 2010 and $260 million for the year ended December 31, 2010 as a result of the Canadian GAAP and IFRS differences described in these reconciliation notes that reduced PP&E, namely electing to use the fair value as deemed cost exemption under IFRS 1, impairments, income taxes and decommissioning.

4.6) Share-Based Payments

Under Canadian GAAP, the intrinsic value method was used to measure share-based payments plans having a cash settlement feature. Under IFRS, this method is not permitted and all share-based payments plans must be measured at fair value using an accepted option pricing model.  As a result, the Company recorded an increase of $321 million at January 1, 2010 and $304 million at December 31, 2010 to the share-based payments liability under IFRS.  In addition, the Company has elected under IFRS 1 to not apply IFRS 2 Share-Based Payments to equity awards that vested and liability awards that settled prior to January 1, 2010 in determining the adjustment at January 1, 2010.

The following assumptions are used in the Black-Scholes option pricing model to estimate the fair value of share-based payment plans:

	December 31, 2010	January 1, 2010
Expected volatility	42%	47%
Risk free interest rate	2.6%	2.8%
Expected term (years)	5.0	5.0
Expected forfeiture rate	7.9%	8.1%
Expected annual dividend yield	1.1%	1.0%

The Company recorded an additional share-based payments recovery of $48 million for the three month period ended June 30, 2010, $47 million for the six month period ended June 30, 2010 and an increase of share-based payments expense of $14 million for the year ended December 31, 2010 under IFRS arising from the measurement differences described above.

4.7) Employee Benefits

Under Canadian GAAP, actuarial gains and losses were deferred on the balance sheet and amortized to net income over the average remaining service life of active employees.  The Company has elected under IFRS 1 to recognize cumulative unrecognized net actuarial losses of $49 million in retained earnings at January 1, 2010, which reduced the accrued pension asset by $22 million and increased the accrued pension liability by $57 million.  As a result of this measurement difference, the Company reversed the Canadian GAAP amortization of actuarial gains and losses of $nil for the three month period ended June 30, 2010, $1 million for the six month period ended June 30, 2010 and $7 million for the year ended December 31, 2010, and recorded net actuarial losses of $13 million for the three month period ended June 30, 2010, $20 million for the six month period ended June 30, 2010 and $12 million for the year ended December 31, 2010 in other comprehensive loss under IFRS.

4.8) Discontinued Operations

Under IFRS, only disposals of significant operations such as a separate major line of business or geographical area are presented as discontinued operations.  Under Canadian GAAP this definition was broader and included a component of an entity.  Under both Canadian GAAP and IFRS, assets classified as held for sale and associated liabilities are presented separately on the balance sheet.  However, they are reported as current under IFRS and comparative information is not restated.

Income from discontinued operations was reported separately in the Consolidated Statement of Income under Canadian GAAP, but is not presented separately under IFRS since the asset disposals occurring during 2010 did not meet the definition of a discontinued operation under IFRS.  The gains and losses arising on such disposals are reported in ‘Gain on asset disposals’ on the Consolidated Statements of Income.

4.9) Asset Disposals

Due to Canadian GAAP and IFRS differences described above that reduced PP&E, namely electing to use the fair value as deemed cost exemption under IFRS 1, income taxes and decommissioning, the gains and losses recorded on asset disposals under IFRS differ from Canadian GAAP.  In particular, the transfer of non-taxable foreign exchange gains previously accumulated in other comprehensive income to net income resulting from the disposal of North American assets was deferred to the second quarter of 2010 under IFRS to coincide with the closing of the transactions.

4.10) Cumulative Translation Differences

Cumulative translation differences arising from translation of foreign operations have been recalculated under IFRS to reflect the impact of other adjustments to the opening IFRS balance sheet as at January 1, 2010.

4.11) Other Adjustments

Other reconciling items include differences between Canadian GAAP and IFRS related to asset transactions and risk sharing arrangements, embedded derivatives, and derecognition of replacement parts, none of which are significant.

4.12) Reclassifications

a) Deferred Taxes

Deferred taxes are classified as non-current under IFRS, but were classified as both current and non-current under Canadian GAAP based on the classification of the underlying assets and liabilities that gave rise to the differences. As a result, the Company reclassified $65 million of current deferred tax liabilities at January 1, 2010 (December 31, 2010 - $nil) to non-current liabilities under IFRS.

b) Exploration and Evaluation Assets

Exploration and evaluation assets are presented as a separate line item under IFRS but were reported as part of PP&E under Canadian GAAP. As a result, the Company reclassified PP&E with a net book value of $2.2 billion at January 1, 2010 (December 31, 2010 - $3.4 billion) to exploration and evaluation assets under IFRS.

c) Royalties

Under Canadian GAAP, royalties were presented separately from revenue, while revenue is presented net of royalties under IFRS.  As a result, the Company reclassified royalties as a reduction of sales under IFRS of $326 million, excluding the impact of discontinued operations, for the three month period ended June 30, 2010, $627 million for the six month period ended June 30, 2010, and $1.3 billion for the year ended December 31, 2010.

d) Finance Costs

Under Canadian GAAP, interest on long term debt was presented as a separate item in the Consolidated Statement of Income and accretion expense was included as part of DD&A.  These items are presented as finance costs under IFRS.  The Company reclassified interest on long-term debt of $39 million for the three month period ended June 30, 2010, $79 million for the six month period ended June 30, 2010, and $158 million for the year ended December 31, 2010 and accretion expense of $20 million for the three month period ended June 30, 2010, $41 million for the six month period ended June 30, 2010 and $79 million for the year ended December 31, 2010 to finance costs under IFRS. The remaining reclassification related to other interest.

e) Statement of Cash Flows

The underlying cash flows of the Company do not change under IFRS. However, the Company reclassified exploration costs of $69 million for the three month period ended June 30, 2010, $162 million for the six month period ended June 30, 2010, and $384 million for the year ended December 31, 2010 from an investing activity under Canadian GAAP to an operating activity under IFRS, and reclassified finance costs of $48 million for the three month period ended June 30, 2010, $96 million for the six month period ended June 30, 2010 and $197 million for the year ended December 31, 2010 from an operating activity under Canadian GAAP to a financing activity under IFRS.

5. ASSETS SOLD AND HELD FOR SALE

Sale of Farrell Creek interests to Sasol Limited (Sasol)

In March 2011, Talisman completed a transaction creating a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman’s Montney shale play in British Columbia.  Talisman sold a 50% working interest in the Farrell Creek assets for total consideration of C$1.1 billion, comprising $246 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $98 million, which is included in ‘Gain on asset disposals’ on the Consolidated Statement of Income.

Sale of Cypress A interests to Sasol

In June 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold a 50% working interest in the Cypress A assets for total consideration of C$1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on asset disposals' on the Consolidated Statement of Income.

Asset sales completed in 2010

In the first and second quarters of 2010, Talisman completed the sale of oil and gas producing properties in North America for aggregate proceeds of $1.3 billion, resulting in gains of $57 million and $260 million respectively, net of tax of $15 million and $5 million respectively.  The net investment in the Company’s Canadian self-sustaining operations was reduced as a result of the transactions occurring in the second quarter and, accordingly, $240 million of exchange gains previously accumulated in other comprehensive income were included in the carrying value of the assets used to determine the gain on disposal.

Assets held for sale

In the first quarter of 2010, Talisman completed the sale of oil and gas producing assets in Tunisia (included in the ‘Other’ segment) for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil.  The assets held for sale and liabilities associated with assets held for sale included in the Consolidated Balance Sheet as at January 1, 2010 were $22 million and $7 million respectively.  The operating results related to these assets held for sale were included in net income for the six month period ended June 30, 2010 and the loss was included in ‘Gain on asset disposals’ on the Consolidated Statement of Income.

6. PROPERTY ACQUISITION

During the three month period ended June 30, 2011, Talisman acquired undeveloped land in the Alberta Duvernay shale play for $510 million.

7. BUSINESS COMBINATIONS

Equión Energía Limited

On January 24, 2011, Talisman, together with Ecopetrol, completed the acquisition of BP Exploration Company (Colombia) Limited, renamed Equión Energía Limited (Equión).  Talisman acquired a 49% interest in Equión for cash consideration of $785 million.  Since Equión is a jointly controlled entity, the Company is proportionately consolidating its interest, which is reported in the ‘Other’ segment.

This acquisition, which builds on the Company’s acreage position in Colombia, was accounted for using the acquisition method.  Working capital and other adjustments were recorded during the three month period ended June 30, 2011.  The revised fair values of the identifiable assets acquired and liabilities assumed by Talisman, which are provisional pending receipt of all relevant information, are as follows:

Fair value of net assets acquired
Property, plant and equipment	766
Cash	16
Trade accounts receivables	81
Inventories	16
Investments	248
Other non-current assets	59
Trade accounts payable	(113)
Other current liabilities	(52)
Decommissioning liability	(33)
Contingent liabilities	(59)
Deferred tax liability	(241)
Total identifiable net assets at fair value	688
Goodwill arising on acquisition (note 8)	97
Total cost of acquisition	785
Satisfied by:
Cash paid in 2010	613
Cash paid in 2011	172
Total cash paid	785

The fair value of the acquired trade accounts receivable approximates the carrying value due to their short term nature.  None of the trade accounts receivable have been impaired and it is expected that the full contractual amount will be collected.

The goodwill arising on acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

From the date of acquisition, Equión contributed revenue of $69 million and $119 million and net income of $17 million and $43 million to the Company’s Consolidated Statement of Income for the three and six month periods ended June 30, 2011 respectively.  Had the transaction closed on January 1, 2011, the incremental revenue and net income reported by Talisman would have been immaterial.

Transaction costs of $11 million were expensed in 2010 and included in other expenses on the Consolidated Statement of Income and shown as a component of cash provided by operating activities in the Consolidated Statement of Cash Flows.

As part of the purchase transaction, Talisman assumed contingent liabilities of $59 million for which the vendor has indemnified the Company.  Accordingly, a non-current asset has been recorded in the same amount.

No contingent consideration arose from this transaction.

Jambi Merang

On January 13, 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Production Sharing Contract, for cash consideration of $183 million.

This acquisition, which facilitates Talisman’s strategy to increase its presence in Indonesia and is being reported in the ‘Southeast Asia’ segment, was accounted for using the acquisition method and the fair values of the identifiable assets acquired and liabilities assumed were as follows:

Fair value of net assets acquired
Property, plant and equipment	181
Accounts receivable	26
Other assets	13
Trade accounts payable	(20)
Other current liabilities	(17)
Deferred tax liability	(43)
Total identifiable net assets at fair value	140
Goodwill arising on acquisition (note 8)	43
Total cost of acquisition	183
Satisfied by:
Cash paid	183

The fair value of the acquired trade accounts receivable approximates the carrying value due to their short term nature.  None of the trade accounts receivable acquired were impaired and the full contractual amount was collected.

The goodwill recognized above is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired and is not expected to be deductible for income tax purposes.

From the date of acquisition, Jambi Merang contributed revenue of $nil and $3 million and net income of $3 million and $5 million to the Company’s Consolidated Statement of Income for the three and six month periods ended June 30, 2010 respectively.  Had the transaction closed on January 1, 2010, the incremental revenue and net income reported by Talisman would have been immaterial.

Transaction costs of $1 million were expensed in 2010 and included in other expenses in the Consolidated Statement of Income and shown as a component of cash provided by operating activities in the Consolidated Statement of Cash Flows.

No contingent consideration or contingent liabilities arose from this transaction.

8. GOODWILL

Changes in the carrying amount of the Company’s goodwill are as follows:

	Six months ended June 30, 2011	Year ended December 31, 2010
Balance, beginning of period	1,164	1,183
Acquisitions (note 7)	97	43
Disposals	(9)	(57)
Foreign currency translation	-	(5)
Balance, end of period	1,252	1,164

Goodwill has no tax basis.  See note 10 for details of the impairment testing of goodwill.

9. OTHER ASSETS

	June 30, 2011	December 31, 2010	January 1, 2010
Accrued pension asset	1	3	4
Investments (note 7)	294	121	34
Note receivable (note 16)	-	-	40
Asset retirement sinking fund	34	30	22
Acquisition deposits	-	630	-
Other (note 7)	96	4	8
Total	425	788	108

10. IMPAIRMENT

Impairment of Assets

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Impairment
Exploration and evaluation assets	-	4	47	93
Property, plant and equipment	-	-	55	-
	-	4	102	93
Impairment reversals
Exploration and evaluation assets	-	-	-	-
Property, plant and equipment	-	-	-	-
	-	-	-	-

During the six month period ended June 30, 2011, the Company recorded impairment of $102 million in the North Sea segment in respect of PP&E and exploration and evaluation assets as a result of a change in legislation announced by the UK Government in March 2011 that raises the combined corporation tax and supplementary charge rate from 50% to 62% for oil and gas companies with fields not subject to PRT, and 75% to 81% with fields subject to PRT.   The Company also recorded deferred tax expense of $225 million in relation to this rate change.

During the six month period ended June 30, 2010, the Company recorded impairment of $28 million and $65 million in the North America segment and North Sea segment, respectively, relating to the relinquishment of exploration acreage.

Impairment of Goodwill

No impairment of goodwill arose during the six month period ended June 30, 2011 (2010 - $nil).

11. DECOMMISSIONING LIABILITIES

	Six months ended June 30, 2011	Year ended December 31, 2010
Balance, beginning of period	2,610	2,031
Foreign currency translation	-	(43)
Liabilities incurred during the period	37	50
Revisions in estimated cash flows	(1)	132
Accretion expense (note 12)	38	79
Change in discount rate	-	437
Liabilities settled during the period	(13)	(76)
Balance, end of period	2,671	2,610
Expected to be settled within 1 year	35	30
Expected to be settled in more than 1 year	2,636	2,580

Decommissioning liabilities have been discounted using a weighted average credit-adjusted risk free rate of 5.3% at June 30, 2011 (December 31, 2010 – 5.3%; January 1, 2010 – 6.7%).

12. FINANCE COSTS

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Interest on long-term debt	60	58	121	116
Miscellaneous interest expense and other fees	1	9	15	19
Accretion expense (note 11)	19	20	38	41
Less: interest capitalized	(20)	(19)	(38)	(39)
	60	68	136	137

13. LONG-TERM DEBT

	June 30, 2011	December 31, 2010	January 1, 2010
Tangguh project financing	99	105	101
Debentures and notes (unsecured):
US$ denominated	3,361	3,361	2,777
C$ denominated (C$350 million)	-	352	334
UK£ denominated (UK£250 million)	398	386	399
	3,858	4,204	3,611
Less: current portion	(7)	(359)	(10)
	3,851	3,845	3,601

During the six month period ended June 30, 2011, Talisman repaid $310 million of debt from cash on hand and settled the related cash flow hedge.

14. OTHER LONG-TERM OBLIGATIONS

	June 30, 2011	December 31, 2010	January 1, 2010
Accrued pension and other post-employment benefits liability	112	112	92
Discounted obligations under finance leases	71	76	90
Long-term portion of share-based payments liability (note 15)	23	66	75
Other	28	26	12
	234	280	269

15. SHARE CAPITAL AND SHARE-BASED PAYMENTS1

1.	Dollar amounts in share-based payments tables are provided in C$

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Issued

Continuity of common shares	Six months ended June 30, 2011		Year ended December 31, 2010
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,019,290,939	1,480	1,014,876,564	1,401
Issued on exercise of stock options	7,334,013	172	4,835,056	94
Shares purchased and held in trust for long-term PSU plan (see below)	(1,968,600)	(42)	(4,482,681)	(80)
Shares released from trust for 2008 PSU plan (see below)	-	-	4,062,000	65
Balance, end of period	1,024,656,352	1,610	1,019,290,939	1,480

Subsequent to June 30, 2011, 31,778 common shares were issued pursuant to the exercise of stock options resulting in 1,024,688,130 common shares being outstanding at July 25, 2011.

No preferred shares have been issued.

Normal Course Issuer Bid (NCIB)

In December 2010, Talisman renewed its NCIB, pursuant to which the Company may repurchase through the facilities of the Toronto Stock Exchange and New York Stock Exchange up to 51,068,705 of its common shares (representing 5% of the common shares outstanding at November 29, 2010) during the 12-month period commencing December 15, 2010 and ending December 14, 2011.  During the six month period ended June 30, 2011, Talisman did not repurchase any common shares of the Company under its NCIB.

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors.  No options have been issued to non-executive directors since 2003.  All options issued by the Company permit the holder to purchase a specified number of common shares of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the shares underlying the stock option.

Continuity of stock options	Six months ended June 30, 2011		Year ended December 31, 2010
	Number of shares underlying options	Average exercise price (C$)	Number of shares underlying options	Average exercise price (C$)
Outstanding, beginning of period	62,959,223	15.89	69,489,526	15.22
Granted	6,237,590	23.90	7,743,117	17.42
Exercised for common shares	(7,334,013)	14.60	(4,835,056)	11.75
Surrendered for cash	(584,192)	16.10	(6,254,804)	12.59
Forfeited	(811,835)	17.12	(3,183,560)	17.81
Outstanding, end of period	60,466,773	16.85	62,959,223	15.89
Exercisable, end of period	39,256,296	16.37	35,790,358	15.59

The Company recorded share-based payments recovery of $169 million for the three month period ended June 30, 2011 (2010 - $60 million) and $79 million for the six month period ended June 30, 2011 (2010 - $124 million), relating to stock options.

The mark-to-market liability at June 30, 2011 for stock options classified as liability instruments was $461 million (December 31, 2010 – $595 million; January 1, 2010 - $529 million) of which $440 million (December 31, 2010 - $540 million; January 1, 2010 - $462 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to June 30, 2011, no stock options were granted, 31,778 were exercised for shares, 20,210 were surrendered for cash and 24,110 were forfeited, with 60,390,675 stock options outstanding at July 25, 2011.

Cash Unit Plans

In addition to the Company's stock option plans, various subsidiaries of the Company issue stock appreciation rights under cash unit plans.  Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company.

Continuity of cash units	Six months ended June 30, 2011		Year ended December 31, 2010
	Number of units	Average exercise price (C$)	Number of units	Average exercise price (C$)
Outstanding, beginning of period	10,112,792	16.64	10,078,102	16.42
Granted	1,233,210	23.78	1,170,920	17.38
Exercised	(1,585,925)	17.49	(826,175)	14.39
Forfeited	(197,962)	17.40	(310,055)	17.49
Outstanding, end of period	9,562,115	17.38	10,112,792	16.64
Exercisable, end of period	6,297,767	16.91	6,180,730	16.83

The mark-to-market liability for the cash unit plans at June 30, 2011 was $67 million (December 31, 2010 – $95 million; January 1, 2010 - $74 million), of which $65 million (December 31, 2010 - $85 million; January 1, 2010 - $65 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to June 30, 2011, no cash units were granted, 22,650 were exercised and 20,777 were forfeited, with 9,518,688 cash units outstanding at July 25, 2011.

Long-Term Performance Share Unit (PSU) Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees and vesting to varying degrees (0–150%) subject to predetermined performance measures being achieved.  Each PSU represents the right, subject to performance, to receive one common share of the Company.  Participants in the PSU plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as “dividend equivalent PSUs”).

Continuity of long-term PSU plan	Six months ended June 30, 2011	Year ended December 31, 2010
	Number of Units	Number of Units
Outstanding, beginning of period	8,173,762	5,520,158
Granted	3,130,146	3,768,840
Forfeited	(363,230)	(1,221,258)
Dividend equivalent PSUs	77,390	106,022
Outstanding, end of period	11,018,068	8,173,762

To satisfy the Company’s obligation to deliver common shares to settle the PSUs, Talisman has arranged for a third party trustee to hold common shares which were purchased on the open market, commencing in the second quarter of 2010.  During the six month period ended June 30, 2011, the Company purchased 1,968,600 common shares on the open market for $42 million.

The Company recorded share-based payments expense of $21 million for the three month period ended June 30, 2011 (2010 - $11 million) and $36 million for the six month period ended June 30, 2011 (2010 - $17 million), relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

Subsequent to June 30, 2011, no long-term PSUs were granted and 16,683 were forfeited with 11,001,385 outstanding at July 25, 2011.  During this period, the Company funded the purchase of a further 250,000 common shares on the open market for $5 million to settle the PSUs.

2008 PSU Plan

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted.  These PSUs vested on January 31, 2010 subject to predetermined performance measures being achieved.   Based on the Company’s performance relative to these predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

To satisfy the Company’s obligation to deliver common shares to settle the PSUs, the Company established a trust that purchased 4,062,000 common shares on the open market for $65 million in 2008.  These shares were released from trust when the PSUs vested in 2010.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. Dividends are credited as additional DSUs when paid.  At June 30, 2011, there were 395,756 (December 31, 2010 – 330,448; January 1, 2010 – 396,550) units outstanding and the mark-to-market liability was $8 million (December 31, 2010 – $7 million; January 1, 2010 - $7 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.  Expense related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees.  All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as “dividend equivalent RSUs”).  Typically, RSUs granted under the plan are paid three years after the grant date.  At June 30, 2011, there were 462,133 (December 31, 2010 – 462,133; January 1, 2010 – 342,730) units outstanding (including dividend equivalent RSUs) and the mark-to-market liability was $6 million (December 31, 2010 – $5 million; January 1, 2010 $3 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Share-Based Payments Expense

The Black-Scholes option pricing model is used to estimate the fair value of share-based payment plans, with the following assumptions:

	June 30, 2011	December 31, 2010
Expected volatility	45%	42%
Risk free interest rate	2.3%	2.6%
Expected term (years)	5.0	5.0
Expected forfeiture rate	8.7%	7.9%
Expected annual dividend yield	1.2%	1.1%

During the three month period ended June 30, 2011, the Company recorded share-based payments recovery of $176 million (2010 - $61 million) in respect of the plans described above as follows: stock options - $169 million, cash units - $28 million, long-term PSUs - $(21) million, RSUs - $nil, and DSU expense of $nil is recognized in general and administrative on the Consolidated Statement of Income.  The share-based payments expense includes a cash payment of $3 million (2010 - $3 million) to employees in settlement of fully accrued share-based payments liabilities for stock options and cash units exercised in the period.

During the six month period ended June 30, 2011, the Company recorded share-based payments recovery of $60 million (2010 - $131 million) in respect of the plans described above as follows: stock options - $79 million, cash units - $18 million, long-term PSUs - $(36) million and RSUs - $(1) million, and DSU expense of $nil is recognized in general and administrative on the Consolidated Statement of Income.

The Company recorded a net increase in contributed surplus of $21 million during the three month period ended June 30, 2011 and $46 million during the six month period ended June 30, 2011, relating to its long-term PSU plan, compared to a net increase of $11 million during the three month period ended June 30, 2010 and a net decrease of $44 million during the six month period ended June 30, 2010 which related to the settlement of the 2008 RSU plan.

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $542 million (December 31, 2010 – $702 million; January 1, 2010 - $613 million), $519 million (December 31, 2010 – $637 million; January 1, 2010 - $537 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $23 million (December 31, 2010 – $66 million; January 1, 2010 - $75 million) is included in other long-term obligations.

16. FINANCIAL INSTRUMENTS

Talisman’s financial assets and liabilities at June 30, 2011 comprise cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities

The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair value of Talisman’s long-term debt at June 30, 2011 was $4.2 billion (December 31, 2010 – $4.6 billion; January 1, 2010 - $3.9 billion) while the carrying value was $3.9 billion (December 31, 2010 - $4.2 billion; January 1, 2010 - $3.6 billion). The fair values of all other financial assets and liabilities approximate their carrying values.

Talisman’s processes for estimating and classifying the fair value of financial instruments are consistent with those in place at December 31, 2010. The following table presents the Company’s material assets and liabilities measured at fair value for each hierarchy level as at June 30, 2011:

	Fair value measurements using
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Assets
Interest rate swaps	-	38	-	38
Commodity put options	-	3	-	3
Commodity swaps	-	6	-	6
Commodity collars	-	36	-	36
Note receivable	-	-	43	43
	-	83	43	126
Liabilities
Commodity collars	-	155	-	155

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

	Six months ended June 30, 2011	Year ended December 31, 2010
Balance, beginning of period	42	40
Realized and unrealized gains	1	2
Balance, end of period	43	42

Unobservable inputs utilized to determine the fair value of the note receivable include the volatility of the counterparty’s common shares.

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	June 30, 2011	December 31, 2010	January 1, 2010
Assets
Interest rate swaps	Current assets	13	13	13
Interest rate swaps	Non-current assets	25	25	13
Cross currency swaps	Current assets	-	46	-
Cross currency swaps	Non-current assets	-	-	27
Commodity contracts	Current assets	36	60	16
Commodity contracts	Non-current assets	9	-	-
Risk management assets		83	144	69
Liabilities
Cross currency swaps	Current liabilities	-	-	1
Commodity contracts	Current liabilities	155	117	265
Commodity contracts	Long-term liabilities	-	-	6
Risk management liabilities		155	117	272

The Company recorded a gain on held-for-trading financial instruments of $68 million for the three month period ended June 30, 2011 (2010 - $64 million) and a loss of $251 million for the six month period ended June 30, 2011 (2010 - $162 million gain).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no material outstanding foreign exchange forward contracts at June 30, 2011.

In respect of financial instruments existing at June 30, 2011, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (C$, UK£ and NOK), with all other variables assumed constant, would have resulted in an increase of $17 million in the net income for the three month period ended June 30, 2011.  A similar weakening of the US$ would have had the opposite impact.

In conjunction with the issuance of the 4.44% C$350 million medium term notes, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability.  As a result, the Company was effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap was designated as a cash flow hedge.  The notes were repaid in January 2011 and the hedge was settled.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity).

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At June 30, 2011, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. For the three month period ended June 30, 2011, the fair value of the fixed-to-floating interest rate swaps increased by $1 million.

In respect of financial instruments existing at June 30, 2011, a 1% increase in interest rates would have resulted in a $8 million decrease in the net income for the three month period ended June 30, 2011, principally related to the fair value of the interest rate swap.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At June 30, 2011, approximately 83% of the Company's trade accounts receivable were current.  Talisman had no customers with individually significant balances outstanding at June 30, 2011. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties. The maximum credit exposure associated with accounts receivable is the carrying value.  As a result of changes in credit risk, the carrying value of held-for-trading items decreased by $2 million during the three month period ended June 30, 2011.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results.  Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank lines.  At June 30, 2011, the Company had available $4.1 billion of bank lines of credit, $4 billion of which are fully committed through 2014.   Maturity dates may be extended from time to time by agreement between the Company and the respective lenders. Of the $4.1 billion of bank lines, $115 million was supporting letters of credit at June 30, 2011.

The majority of the Company's debt matures subsequent to 2014, with $7 million maturing within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts not designated as hedges outstanding at June 30, 2011:

Fixed price swaps	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Jul-Dec 2011	23,734	6.12	6

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Jul-Dec 2011	21,000	80.00/91.27	(84)
Dated Brent oil index	Jul-Dec 2011	20,000	84.00/97.57	(59)
WTI	Jul-Dec 2011	9,000	80.00/92.00	(12)
Dated Brent oil index	Jan-Dec 2012	20,000	90.00/148.32	17
				(138)

			Floor/ceiling
Two-way collars	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Jul-Dec 2011	71,200	6.14/6.59	19

Put options	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Jul-Dec 2011	20,000	90.00	3

In respect of outstanding financial instruments and assuming forward commodity prices in existence at June 30, 2011, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of approximately $7 million for the three month period ended June 30, 2011.  A similar decrease in commodity prices would result in an increase in net income of approximately $9 million for the three month period ended June 30, 2011.  However, the net income would also be impacted by the effect of the change in the commodity price on underlying transactions and taxes.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are entered into in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the interim condensed Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at June 30, 2011:

Contract	Term	mcf/d	US$/mcf
AECO natural gas swaps	Jul-Dec 2011	3,671	3.00

17. CONTINGENCIES AND COMMITMENTS

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

Commitments

There have been no significant changes in the Company’s expected future payment commitments (including for PP&E and exploration and evaluation assets), and the timing of those payments, since December 31, 2010.

18. OTHER EXPENSES, NET

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Foreign exchange loss	5	7	45	5
Derecognition	6	4	12	9
Other	12	(17)	24	1
	23	(6)	81	15

19. EMPLOYEE BENEFITS

The Company’s net pension benefit plan expense is as follows:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Current service cost - defined benefit	5	8	10	14
Current service cost - defined contribution	4	5	7	8
Interest cost	4	4	8	9
Expected return on plan assets	(4)	(3)	(8)	(6)
	9	14	17	25

20. SUPPLEMENTAL CASH FLOW INFORMATION

Items Not Involving Cash

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Depreciation, depletion and amortization	479	408	948	889
Impairment	-	4	102	93
Dry hole	36	30	140	36
Share-based payments recovery	(179)	(64)	(70)	(152)
Gain on asset disposals	(122)	(262)	(214)	(315)
Unrealized (gain) loss on held-for-trading financial instruments	(187)	(93)	85	(244)
Deferred income tax	17	66	30	92
Foreign exchange	(8)	28	19	33
Other	8	12	10	17
	44	129	1,050	449

Other Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Cash interest paid (net of capitalized interest)	43	54	82	82
Cash interest received	2	2	4	4
Cash income taxes paid	309	207	653	400

21. CASH AND CASH EQUIVALENTS

Of the cash and cash equivalents balance of $860 million, $439 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months.  At June 30, 2011, $32 million was held in escrow in connection with the December 2010 acquisition of acreage in the Eagle Ford shale play in south Texas.

22. SEGMENTED INFORMATION

Talisman's activities are conducted in four geographic segments: North America, North Sea, Southeast Asia, and Other.  The North America segment includes operations in Canada and the US.  The North Sea segment includes operations in the UK and Norway.  The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea.  The Other segment includes operations in Algeria and Colombia and exploration activities in Peru and the Kurdistan region of northern Iraq.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.  Effective January 1, 2011, the composition of the Company’s segments changed such that the activities in the UK and Norway are reported as a single ‘North Sea’ segment since, in management’s judgment, the assets in those locations now share similar economic characteristics.  Comparative period balances have been restated accordingly.

	North America (1)				North Sea (2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	448	442	852	919	1,167	717	2,255	1,658
Other income	13	22	36	45	5	3	10	8
Total revenue and other income	461	464	888	964	1,172	720	2,265	1,666
Segmented expenses
Operating	100	130	211	257	357	259	617	567
Transportation	14	15	30	34	23	23	46	47
DD&A	203	176	404	360	181	157	367	385
Impairment	-	4	-	28	-	-	102	65
Dry hole	1	(14)	3	(13)	2	43	77	43
Exploration	12	2	39	31	7	8	18	23
Other	(1)	(31)	6	(33)	5	15	14	21
Total segmented expenses	329	282	693	664	575	505	1,241	1,151
Segmented income (loss) before taxes	132	182	195	300	597	215	1,024	515
Non-segmented expenses
General and administrative
Finance costs
Share-based payments recovery
Currency translation
(Gain) loss on held-for-trading financial instruments
Gain on asset disposals
Total non-segmented expenses
Income before taxes
Capital expenditures
Exploration	55	83	138	167	54	63	105	67
Development	378	291	729	447	307	244	552	506
Midstream	-	1	-	-	-	-	-	-
Exploration and development	433	375	867	614	361	307	657	573
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			5,661	5,351			5,462	5,368
Exploration and evaluation assets			2,331	1,886			555	540
Goodwill			140	149			866	866
Other			1,024	2,389			897	920
Segmented assets			9,156	9,775			7,780	7,694
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			203	210			2,227	2,196

1. North America	2011	2010	2011	2010
Canada	300	394	590	840
US	161	70	298	124
Total revenue and other income	461	464	888	964
Canada			3,807	3,920
US			1,854	1,431
Property, plant and equipment (5)			5,661	5,351
Canada			1,117	685
US			1,214	1,201
Exploration and evaluation assets (5)			2,331	1,886

2. North Sea	2011	2010	2011	2010
UK	866	449	1,602	1,035
Norway	306	271	663	631
Total revenue and other income	1,172	720	2,265	1,666
UK			3,705	3,763
Norway			1,757	1,605
Property, plant and equipment (5)			5,462	5,368
UK			217	260
Norway			338	280
Exploration and evaluation assets (5)			555	540

5. Current year represents balances at June 30.
Prior year represents balances at December 31.

	Southeast Asia (3)				Other (4)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	442	360	828	719	159	55	253	86	2,216	1,574	4,188	3,382
Other income	-	1	-	1	-	-	-	-	18	26	46	54
Total revenue and other income	442	361	828	720	159	55	253	86	2,234	1,600	4,234	3,436
Segmented expenses
Operating	75	62	147	123	23	8	32	13	555	459	1,007	960
Transportation	13	15	28	29	2	2	4	4	52	55	108	114
DD&A	63	67	125	131	32	8	52	13	479	408	948	889
Impairment	-	-	-	-	-	-	-	-	-	4	102	93
Dry hole	33	1	57	(7)	-	-	3	13	36	30	140	36
Exploration	83	21	135	44	34	38	56	64	136	69	248	162
Other	1	9	4	18	12	(6)	12	4	17	(13)	36	10
Total segmented expenses	268	175	496	338	103	50	159	111	1,275	1,012	2,589	2,264
Segmented income (loss) before taxes	174	186	332	382	56	5	94	(25)	959	588	1,645	1,172
Non-segmented expenses
General and administrative									108	81	206	158
Finance costs									60	68	136	137
Share-based payments recovery									(176)	(61)	(60)	(131)
Currency translation									6	7	45	5
(Gain) loss on held-for-trading financial instruments									(68)	(64)	251	(162)
Gain on asset disposals									(122)	(262)	(214)	(315)
Total non-segmented expenses									(192)	(231)	364	(308)
Income before taxes									1,151	819	1,281	1,480
Capital expenditures
Exploration	79	11	128	36	25	14	41	47	213	171	412	317
Development	22	109	93	149	45	29	73	49	752	673	1,447	1,151
Midstream	-	-	-	-	-	-	-	-	-	1	-	-
Exploration and development	101	120	221	185	70	43	114	96	965	845	1,859	1,468
Acquisitions									564	350	1,357	570
Proceeds on dispositions									(290)	(1,193)	(539)	(1,352)
Other non-segmented									28	19	44	28
Net capital expenditures									1,267	21	2,721	714
Property, plant and equipment			2,272	2,296			1,039	251			14,434	13,266
Exploration and evaluation assets			705	627			426	389			4,017	3,442
Goodwill			149	149			97	-			1,252	1,164
Other			578	628			752	141			3,251	4,078
Segmented assets			3,704	3,700			2,314	781			22,954	21,950
Non-segmented assets											83	144
Total assets (5)											23,037	22,094
Decommissioning liabilities (5)			195	189			46	15			2,671	2,610

3. Southeast Asia	2011	2010	2011	2010
Indonesia	226	219	450	427
Malaysia	121	119	244	232
Vietnam	66	15	103	30
Australia	29	8	31	31
Total revenue and other income	442	361	828	720
Indonesia			1,011	986
Malaysia			960	1,053
Vietnam			29	19
Papua New Guinea			27	26
Australia			245	212
Property, plant and equipment (5)			2,272	2,296
Indonesia			24	27
Malaysia			32	29
Vietnam			253	253
Papua New Guinea			396	318
Exploration and evaluation assets (5)			705	627

4. Other	2011	2010	2011	2010
Algeria	90	55	134	86
Colombia	69	-	119	-
Total revenue and other income	159	55	253	86
Algeria			270	251
Colombia			769	-
Property, plant and equipment (5)			1,039	251
Colombia			56	49
Kurdistan			264	239
Other			106	101
Exploration and evaluation assets (5)			426	389

5. Current year represents balances at June 30.
Prior year represents balances at December 31.